

Mail Stop 4631

May 23, 2016

Via E-mail
Mr. Michael R. Cole
Chief Financial Officer
Universal Forest Products, Inc.
2801 East Beltline NE
Grand Rapids, MI 49525

> **Re:** **Universal Forest Products, Inc.**
> **Form 10-K**
> **Filed February 24, 2016**
> **No. 0-22684**

Dear Mr. Cole:

We have reviewed your filing and have the following comments. We have limited our review of your filing to the financial statements and related disclosures. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 26, 2015

Exhibit 13

Management's Discussion and Analysis, page 3

Segment Reporting, page 9

1. In our letter dated May 7, 2014, we asked you to quantify the impact of each factor when multiple factors are identified as impacting the results of operations, particularly at the segment level. You indicated in your response dated May 14, 2014, that you would quantify, when practicable, the respective impact of multiple factors that meaningfully impact the Company's results of operations. We note your discussion and analysis on pages 10-11. Please revise to disclose the underlying factors that have impacted net sales and earnings from operations. For example, you explain that net sales in the North segment increased due to "an increase in sales to our retail, residential construction and

manufactured housing customers", but based on your analysis by market, there is no indication of how the markets fare in your geographic segments, or vice versa. Please address whether quantitative data relating to sales prices, volume, lumber costs, etc. can be provided by reportable segment and to the extent this information has materially impacted operations, please disclose the impact of this information on operations in your revised disclosure. Refer to Item 303(a)(3) of Regulation S-K and Section 501.04 of the FRC for guidance.

Form 10-Q for the period ended March 26, 2016

Management's Discussion and Analysis, page 12

Liquidity and Capital Resources, page 18

2. In your letter dated August 27, 2015, you indicated, among other things, that you would discuss the factors causing changes in inventory where practicable and, to the extent material, identify and, if possible, quantify those primary factors, as well as the Company's efforts to mitigate their impact. In that response, you supplementally provided further detail regarding inclement weather/seasonality and transportation challenges, which factors you expressly referenced in your filings. For the first quarter of 2016, we note the 7% increase in the inventory balance, which change also negatively and materially impacted operating cash flows. However, you disclose herein that "Improvements in our days supply of inventory in 2016 was due, in part, to strong customer demand and certain improvements in inventory management." Please revise your disclosure to quantify your days supply of inventory for the first quarter of 2016 compared to prior quarters and prior years days supply of inventory, explain any significant differences in these ratios and explain to which market(s) and/or segment(s) the "strong customer demand" is attributable and why. Please also explain your basis in the statement that certain improvements in inventory management have been made in light of the fact that your cash cycle was 50 days, 53 days and 54 days, for 2014, 2015 and the first quarter of 2016, respectively.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and
Construction